March 26, 2013

Mr. Ethan Horowitz
Branch Chief
100 F Street North East
United States Securities and Exchange Commission
Washington, D.C. 20549

Subject:	Cosan Ltd.
Form 20-F for Fiscal Year Ended March 31, 2012
Filed July 31, 2012
File No. 001-33659

Dear Mr. Horawath:

Set forth below are the Company’s responses to your letter dated March 13, 2013 relating to our Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Form 20-F for the Fiscal Year Ended March 31, 2012
Management’s Annual Report on Internal Control over Financial Reporting, page F-1

1.
We note management has elected to exclude Raizen Downstream from the evaluation, and this constitutes proportionally consolidated amounts of R$7,293,591 of total and net assets, as of March 31, 2012 and R$16,539,597 of revenues for the year then ended.   We note your Item 15 disclosure on page 109 and your Report of Independent Registered Accounting Firm on page F-2 include different amounts related to Raizen.  Please clarify which amounts are accurate and revise to provide consistent disclosure.

The Company regrets to inform the Staff that the amounts included in the Management’s Annual Report on Internal Control over Financial Reporting (under Item 15 and under Management's Annual Report on Internal Control over Financial Reporting on page F-1) are inaccurate.  However, the Company confirms to the Staff that the corrected numbers below conform the actual assessment previously made by management.   In response to the Staff’s comment, the Company will be filing a 2012 Form 20-F/A to revise “Item 15 – Controls and Procedures, (a) Disclosure Controls and Procedures”, second paragraph, and the third paragraph of “Management's Annual Report on Internal Control over Financial Reporting” and certain footnote disclosures in response to the Staff’s comment No. 2 below.

The referenced paragraphs of “Item 15 – Controls and Procedures” on page 109 and in the “Management's Annual Report on Internal Control over Financial Reporting” on page F-1 of the 2012 Form 20-F will state as follows:

As disclosed in the consolidated financial statements, the Company has established a joint venture with Shell, forming Raizen Energia e Participações S.A., comprising the Upstream business and Raizen Combustiveis S.A., comprising the Downstream business. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Raizen Combustiveis S.A. from this evaluation, which is included in the 2012 consolidated financial statements of Cosan Limited.  Raizen Combustiveis S.A. has total assets and net assets of R$8,346,015 and R$3,834,584, respectively as of March 31, 2012, and total revenues and net income of R$33,016,294 and R$532,292, respectively, for the year then ended.  Such amounts reflect actual amounts for Raizen Combustiveis S.A., of which they are 50% proportionally consolidated.

The amounts in the report of our Independent Registered Accounting Firm remain unchanged.

Notes to consolidated financial statements
Note 21.  Gain on the de-recognition of subsidiary operations to form the Joint Ventures, page F-60

2.
We note that the fair value of the remaining interest in the joint ventures is based on an appraisal report prepared by independent appraisers.   It does not appear that the appraisal report has been filed.  Additionally, please see the requirements of Item 10G of Form 20-F in regards to a statement or report attributed to an expert.  Revise to file the appraisal report and include the disclosure required by Item 10G of Form 20-F.  As an alternative, you may delete all reference to the use of independent appraisers.

In response to the Staff’s comment, we will remove footnote (a) of Note 21, which previously referenced the use of independent appraisers.  Given management’s view that such edit is not material, the previous IAS 10.17 approval date of the financial statements remains unchanged.

*   *   *   *   *   *   *

Cosan Ltd. hereby acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact the undersigned at 55-11-3897-9846 or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-6095.

Sincerely yours

/s/ Marcelo Eduardo Martins

Marcelo Eduardo Martins
Chief Financial Officer
Cosan Ltd.

cc:   Luiz Nannini, Ernst & Young Terco Auditores Independentes
        Manuel Garciadiaz, Davis Polk & Wardwell LLP